BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, July 16, 2010

Comisión Nacional de Valores (National Securities Commission)

Ref.: Program for the issuance and re-issuance of Ordinary Negotiable Obligations for up to US$ 2,000,000,000 – Partial Cancellation.
Dear Sirs,

In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (“the Bank”), I am writing in order to inform you that, on the date hereof, the Bank decided to repay the Negotiable Obligations detailed below and cancel the public offering thereof. These Negotiable Obligations have been acquired at a price of 69,441806446% of face value, which resulted in a profit of $0.4 million.

* Negotiable Obligations due in 2014: for a face value of US$ 18,790,730 (eighteen million, seven hundred and ninety thousand, seven hundred and thirty US Dollars).

Having made this repayment, the principal amount of the outstanding Negotiable Obligations due in 2014 now has a face value of US$ 143,053,051 (one hundred and forty three million, fifty three thousand, fifty one US Dollars).

Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 18,790,730 of Negotiable Obligations due in 2014.

Yours faithfully,

Patricia Lastiry
Attorney in fact